UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date:  November 12, 2004

Commission File Number:  001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Translation of registrant’s name into English)

Suite 250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT INDEX

Exhibit No.

Description

Company Press Release, dated November 12, 2004

Exhibit 1

Canada Southern Petroleum Ltd.

News Release

CANADA SOUTHERN

POSTS THIRD QUARTER PROFIT

CALGARY, Alberta, November 12, 2004 -- Canada Southern Petroleum Ltd. (the Company) (NASDAQ:CSPLF) (TSX:CSW.LV) (BOSTON:CSW) (PCX:CSPLF) today reported that net income for the three months ended September 30, 2004 was $445,000 ($0.03 per share) on revenues of $3.3 million, compared to $14.9 million ($1.03 per share) (after the impact of the one-time settlement of the Kotaneelee litigation of $23.7 million) on revenues of $2.4 million for the third quarter last year.  Net income for the nine months ended September 30, 2004 was $2.2 million ($0.15 per share) as compared with $17.5 million ($1.22 per share) in the same period last year.

Highlights

•

Drilling of the Kotaneelee L-38 horizontal well continues on schedule;

•

Planning for this winter’s drilling and pipeline construction activities in Northeast B.C. continues;

•

Special meetings of shareholders will be held on November 30 and December 15, 2004;

•

The company intends to file future Securities Exchange Commission (SEC) reports as a Foreign Private Issuer;

•

Third quarter results do not include any costs of the Kotaneelee L-38 well currently being drilled, which have been capitalized;

•

A significant asset write-down could result if the Kotaneelee L-38 well is not commercial;

•

The Company commenced taking its Kotaneelee production in-kind on November 1, 2004; and

•

A government audit of Company re-filed prior year income tax returns is expected to conclude during the fourth quarter and may add a positive increment to fourth quarter earnings.

Operations Update

Sales volumes continue to decrease from existing producing properties as expected, due to natural production declines.  For the three months ended September 30, 2004, total volumes were down 4% to 1,103 barrels of oil equivalent per day (boe/d) from the 1,145 boe/d recorded in the same period last year.  For the nine-month period ended September 30, 2004, volumes declined 13% year-over-year from 1,389 boe/d to 1,209 boe/d.  Kotaneelee sales volumes represent 61% of the Company’s total sales volumes during the third quarter of 2004 versus 70% in the comparable period of 2003.  While Kotaneelee sales volumes declined by 24% year-over-year, this decline was partially offset by production gains at the Town, Siphon, Wargen, and Clarke Lake properties.

Gross Kotaneelee well production for the month of September 2004 was 4.7 Mmcf per day from the B-38 well and 10.7 Mmcf per day from the I-48 well, compared to 9.0 Mmcf per day from B-38 and 14.8 Mmcf per day for I-48 in September 2003.  Gross water production for the month of September 2004 was 1,346 bbls per day from the B-38 well and 632 bbls per day from the I-48 well, compared with 1,514 bbls per day for B-38 and 183 bbls per day for I-48 in September 2003.

In an effort to extend the remaining life of the B-38 well, the operator investigated the installation of either a smaller diameter tubing string or a siphon string in the wellbore in order to lift the increasing amount of water.  Canada Southern participated to the extent of its working interest in the operation of diagnosing the condition of the existing well’s tubing string.  The condition of this down-hole equipment was determined to be acceptable for the installation of the less expensive siphon string.  The decision to proceed with the installation of the siphon string has been temporarily deferred by the operator.  Based on the current gas flow rates and water influx, the operator estimates that the siphon string will not be required until the first quarter of 2005.  This timing takes advantage of easier equipment access to the property via winter ice roads.  If the installation is successful, the economic life of B-38 should be extended.

Drilling of the Kotaneelee L-38 development well, which is currently underway, may extend the life of the field, if successful. This well commenced drilling on August 22, 2004, is expected to take 150 days, and to date is on schedule.  Gross drilling costs expended to November 8 are estimated to be $12.9 million ($3.9 million net to Canada Southern).  If the drilling of the well is successful, it is estimated that a further $5.6 million ($1.7 million net) will be incurred to complete and tie-in the well.

Canada Southern is currently preparing for the winter 2004/2005 drilling/construction season.  The Company undertook a 25 square mile proprietary 3-D seismic program at Mike/Hazel in late 2003 and the geophysical interpretation has recently been completed.  The Company has farmed in on additional lands in the area and has committed to drill a $2.2 million (estimated gross dry and abandoned cost) well during the 2004/2005 winter drilling season.  The Company also intends to drill a 100% working interest well this winter drilling season in the area, for an estimated cost of $700,000 (dry and abandoned).

Canada Southern has recently participated in the drilling of a development well in the Siphon area of Northeast British Columbia.  Canada Southern participated to its 11.25% working interest in drilling this well.  The well has been cased and is currently awaiting completion and testing to determine if commercial quantities of hydrocarbons are present.

The Company drilled and cased a 100% working interest development gas well at Siphon in late 2003.  Several formations were completed and tested at various times during the first nine months of 2004.  A pipeline application was recently submitted to the applicable regulatory authority, and once the application is approved, Canada Southern intends to commence the construction of the pipeline to tie-in this well.  The Company expects that this well will be on production by the end of the year with initial production rates expected to be approximately 450 mcf/d (75 boe/d).

In the Buick Creek area, the Company participated to its 11.25% working interest in the drilling of a development well earlier this year.  This well is expected to be tied-in for production during the fourth quarter of 2004.

Special Meetings of Shareholders

On October 21, 2004, the Company filed with U.S. and Canadian securities regulators its definitive proxy materials relating to special meetings of the Company’s shareholders that will be held on November 30, and December 15, 2004 in Calgary, Alberta.  The two meetings will be held at the Plaza Room at The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 11:00 A.M. on these dates.  Proxy materials may be obtained at www.sec.gov, www.sedar.com or on the company’s website www.cansopet.com.  As previously announced, the purpose of these meetings is to modernize the Company’s corporate governance.

Foreign Private Issuer Reporting Status

On November 8, 2004, the Board of Directors adopted a resolution providing for the Company to commence filing with the SEC as a “Foreign Private Issuer” in satisfaction of its periodic reporting obligations under Section 13(a) of the Exchange Act of 1934.  As a result, the Company will no longer file its periodic reports with the SEC on Forms 10-K and Form 10-Q, or current reports on Form 8-K.  Rather, the Company will file its future annual reports, beginning with the report for the fiscal year ending on December 31, 2004, on either Form 20-F or 40-F which are available to Canadian companies that file reports with the SEC.  Similarly, rather than filing quarterly reports on Form 10-Q, the Company will file on Form 6-K.  As it has in the past, the company will continue adhere to all relevant U.S. and Canadian securities laws, rules and regulations.

Management’s Discussion and Analysis

Natural gas revenue from working and royalty interest properties increased 338% to $3,023,000 in the third quarter of 2004 from $690,000 in the third quarter of 2003.  There was a 242% increase in the working interest volumes sold and a 11% increase in the average sales price of working interest sales.  The conversion of Kotaneelee to a working interest effective May 1, 2004 was the major component for both the volume and revenue increases.  Natural gas sales include royalty income, which increased by 285% from $73,000 to $280,000.  Royalty volumes sold increased by 268% and the natural gas royalty sales price increased 5% when compared with the third quarter of 2003.  The increase in royalty volumes is attributable to production from new wells in the Town area of northeast British Columbia.

Natural gas royalty expense was significantly higher in the third quarter of 2004 at $518,000, or 16% of natural gas working interest sales, compared to $241,000, or 28% of natural gas working interest sales, in the third quarter of last year.  The increase in absolute amount of royalties and the decrease in the percentage was a direct result of the Kotaneelee royalty expense being included in working interest royalty expense subsequent to conversion. Prior to conversion of the Kotaneelee carried interest to a working interest, the royalty expense for that property was recorded as a reduction of carried interest gas sales.  Royalty expense at Kotaneelee is at a lower percentage rate (of revenue) than the rates at the Company’s other properties.

On November 1, 2004, further to the decision toward direct management of its oil and gas assets, Canada Southern commenced taking its Kotaneelee production in-kind, rather than having its partners market its share of field production.  This change enables the Company to collect its revenue more promptly than under the old method.  As a result, the Company expects that it will record four months of net sales revenue for the Kotaneelee property during the fourth quarter of 2004.  The additional one month of revenue recognition is expected to increase fourth quarter earnings and is considered to be a one-time event.

Oil and natural gas liquid sales from working and royalty interests increased by 19% in the third quarter of 2004 to $79,000, compared to $66,000 in the third quarter of 2003.

Proceeds from carried interests decreased significantly when compared with prior periods.  The decrease is due to conversion of the Company’s Kotaneelee carried interest to a working interest effective May 1, 2004.

Interest and other income increased 23% in the third quarter of 2004 to $204,000 from $165,000 in the third quarter of 2003.  Included as a reduction in other income in the third quarter of 2004 is $48,000 paid to certain former-employee holders of contingent interests in the Kotaneelee litigation.

General and administrative costs decreased 24% in the third quarter of 2004 to $789,000 from $1,039,000 in the third quarter of 2003 primarily because of decreases in consultants’ expenses and directors’ fees and expenses.  Salaries and benefits increased 128% due to the addition of a Controller in March 2004 and a President and Chief Executive Officer in April 2004.  Fees paid to consultants were lower because of decreased use compared to the same period in 2003.  Directors’ fees and expenses were lower in 2004 than in 2003 due mainly to the large number of Board meetings in the 2003 period relating to negotiating and settling the Kotaneelee litigation.  No general and administrative expenses were capitalized during the period.  The Company expects that investor relations costs will increase in the fourth quarter of 2004 due to the proxy printing, mailing and solicitation costs associated with the modernization of corporate governance to be considered by shareholders at special meetings to be held on November 30 and December 15, 2004.

Overall legal expenses decreased, when compared with the third quarter of 2003, as a result of settling the Kotaneelee litigation in September 2003.  Legal expenses for the second and third quarters would have been still lower, but for the Company’s use of legal services in conjunction with modernizing its corporate governance.

The Company has been incurring significant administrative, auditing and legal expenses with respect to new SEC and accounting rules adopted pursuant to the Sarbanes-Oxley Act of 2002 (the Act).  Such expenses will continue and may increase, particularly due to the requirements to document, test and audit the Company's internal controls to comply with Section 404 of the Act and rules adopted thereunder that will apply to the Company for the first time with respect to its annual report for the fiscal year ending December 31, 2005.

Lease operating costs increased 94% from $198,000 in the third quarter of 2003 to $383,000 in the third quarter of 2004.  The increase was mainly due to the conversion to working interest at Kotaneelee effective May 1, 2004.

Depletion, depreciation and amortization expense increased 84% in the third quarter of 2004 to $796,000 from $433,000 in the third quarter of 2003.  The increased depletion rate is mainly due to non- Kotaneelee capital expenditures incurred during the fourth quarter of 2003 and the nine months of 2004 without, as yet, corresponding booked increases in proven reserves.

Through the end of the third quarter, all costs incurred in drilling the Kotaneelee L-38 well have been capitalized.  Canada Southern has not recorded any depletion expense for the drilling costs of the Kotaneelee L-38 horizontal well that commenced on August 22, 2004.  The Company believes that the well represents a major development project, and as the cumulative well costs to September 30, 2004 were $2,664,000 (or approximately 22% of the net book value of capital assets as at September 30, 2004), inclusion of the amounts for depletion purposes would not represent a fair matching of revenues with expenses.  Had Canada Southern included these costs in the depletable base, depletion for the three and nine months ended September 30, 2004 would have been $557,000 higher.  Once drilling of the well is completed, and the results are known, the Company will include all drilling costs in the depletable base.

There is no assurance that the Kotaneelee L-38 horizontal well will be successful.  If the well is unsuccessful, because of the large capital investment, the Company might experience a ceiling test impairment that could result in a material write-down of its oil and gas properties and equipment.

Asset retirement obligations accretion expense increased by 109% to $60,000 in the third quarter of 2004 compared with the restated amount of $29,000 in the third quarter of 2003.  The increase is mainly due to the addition of liabilities resulting from the settlement of the Kotaneelee litigation.  In connection with the settlement, the Company agreed to be responsible for its share of abandonment and reclamation liabilities at the Kotaneelee field when they occur.  At the time of settlement, it was estimated that the Company’s 30.67% share of the abandonment liabilities amounted to approximately $2,400,000 (undiscounted).

Canada Southern has not included any asset retirement obligations for the Kotaneelee L-38 horizontal well that is currently drilling.  The commercial success or failure of the well will be unknown at least until such time as the drilling has been completed.  If the well is determined to be capable of production, sufficient information is expected to be available at that time to estimate the components of the asset retirement obligation.  However, if the well is unsuccessful it would immediately be abandoned, with the related abandonment costs included in oil and gas property and equipment, subject to the ceiling test impairment mentioned above.

Stock option expense increased to $230,000 in the third quarter of 2004 compared to $4,000 for the comparable period in 2003 after retroactive adoption of the Canadian Institute of Chartered Accountant’s (CICA) section 3870 (Stock-based Compensation and Other Stock-based Payments).  The increase is due to the number of options granted during the first nine months of this year compared to last year.  In 2004, options have been granted to two new employees and two directors, for a total of 230,000 stock options.  During the first nine months of 2003, only 50,000 stock options were granted.

A foreign exchange loss of $105,000 was recorded in the third quarter of 2004, compared to a gain of $15,000 in the third quarter of 2003 on the Company’s U.S. dollar investments.  Recent growth in the value of the Canadian dollar relative to the value of the U.S. dollar requires the company to recognize this exchange loss on its U.S. dollar balances during the third quarter.  The Company expects to record further foreign exchange losses or gains during the year, but cannot predict either with certainty.  The value of the Canadian dollar was U.S. $.7724 at December 31, 2003 compared to U.S. $.7875 at September 30, 2004.

An income tax provision of $503,000 was recorded in the third quarter of 2004, compared to an income tax provision of $9,546,000 during the third quarter of 2003.

In 2003, the Company re-filed certain prior year income tax returns.  Federal taxation authorities are currently completing their audit of the re-filings, and have not notified the Company of their formal determination.  Canada Southern expects that the audit process will be finalized during the fourth quarter of 2004, and expects the final outcome of the audit may result in a material increase to fourth quarter earnings.

****

The Company’s quarterly report on Form 10-Q for the period ended September 30, 2004 has been filed today with the U.S. Securities and Exchange Commission (SEC) and the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR).  This document may be obtained at the SEC’s website address of www.sec.gov or at www.sedar.com.  A link to the Company’s SEC and SEDAR filings can also be found on the Company website address of www.cansopet.com.

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company’s limited voting shares are traded on the NASDAQ SmallCap Market and the Pacific Exchange, Inc. under the symbol “CSPLF,” on the Toronto Stock Exchange under the symbol “CSW.LV” and on the Boston Stock Exchange under the symbol “CSW.” The Company has 14,417,770 shares outstanding.

Any statements in this release that are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the "Safe Harbor Statement" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Among these risks and uncertainties are uncertainties as to the costs, pricing and production levels from the properties in which the Company has interests, the extent of the recoverable reserves at those properties, and the significant costs associated with the exploration and development of the properties in which the Company has interests, particularly the Kotaneelee field. The Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.  The Company does caution, however, that results in 2004 will be significantly lower than in 2003, which were favorably affected by settlement of the Kotaneelee litigation.

Comparative, unaudited results for the three and nine-month periods ended September 30, 2004 and 2003 are shown in the following condensed income statement, statement of cash flows, and supplementary information on oil and gas producing activities.  Certain figures relating to the three and nine months ended September 30, 2003 have been restated to incorporate changes resulting from the adoption of certain accounting policies.  All figures are expressed in Canadian dollars.

For further information contact:  Randy Denecky, Chief Financial Officer at (403) 269-7741.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND RETAINED EARNINGS (DEFICIT)

(Expressed in Canadian dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		restated		restated
Revenues:
Natural gas sales	$ 3,022,585	$ 689,642	$5,734,203	$ 2,474,564
Oil and liquid sales	78,922	66,101	220,382	229,615
Proceeds from carried interests	5,786	1,442,593	3,481,580	7,420,792
Interest and other income	203,729	165,182	986,644	486,409
Total revenues	3,311,022	2,363,518	10,422,809	10,611,380

Costs and expenses:
General and administrative	788,846	1,039,126	2,438,495	2,222,142
Lease operating costs	383,297	197,694	1,044,718	877,299
Depletion, depreciation and amortization	796,000	432,644	2,418,000	1,470,424
Asset retirement obligations accretion expense	60,000	28,645	180,000	60,303
Stock option expense	229,500	4,155	496,600	199,645
Foreign exchange (gain) loss	105,439	(14,648)	9,804	422,166
Total costs and expenses	2,363,082	1,687,616	6,587,617	5,251,979
	947,940	675,902	3,835,192	5,359,401
Settlement of litigation	-	23,727,078	-	23,727,078
Income before income taxes	947,940	24,402,980	3,835,192	29,086,479
Income taxes	(503,000)	(9,546,284)	(1,664,000)	(11,546,242)

Net Income	444,940	14,856,696	2,171,192	17,540,237

Retained earnings (deficit) - beginning of period	2,104,623	(13,988,206)	378,371	(16,671,747)
Retained earnings - end of period	$ 2,549,563	$ 868,490	$ 2,549,563	$ 868,490

Net income per share:
Basic	$0.03	$1.03	$0.15	$1.22
Diluted	$0.03	$1.03	$0.15	$1.22

Average number of shares outstanding:
Basic	14,417,770	14,417,770	14,417,770	14,417,770
Diluted	14,425,599	14,431,766	14,421,472	14,423,368

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		restated		restated
Cash flows from operating activities:
Net income	$ 444,940	$ 14,856,696	$ 2,171,192	$ 17,540,237

Adjustments to reconcile net income to net cash provided from (used in) operating activities:
Depletion depreciation, and amortization	796,000	1,970,644	2,418,000	3,008,424
Future income tax expense (recovery)	39,000	(873,716)	404,000	576,242
Asset retirement obligations accretion expense	60,000	28,645	180,000	60,303
Asset retirement expenditures	(339)	(3,070)	(1,218)	(169,023)
Stock option expense	229,500	4,155	496,600	199,645
Funds provided from operations	1,569,101	15,983,354	5,668,574	21,215,828

Change in current assets and liabilities:
Settlement receivable	-	(26,157,030)	-	(26,157,030)
Accounts receivable	(929,146)	1,068,841	(22,724)	575,202
Other assets	(198,137)	(475,137)	(81,603)	(332,021)
Accounts payable	96,608	32,172	(1,971,730)	(164,557)
Accrued liabilities	2,148,333	(1,582,225)	1,098,396	(396,910)
Accrued income taxes payable	889,416	10,821,303	(8,257,884)	10,821,303
Net cash provided from (used in) operations	3,576,175	(308,722)	(3,566,971)	5,561,815

Cash flows used in investing activities:
Additions to oil and gas properties	(3,037,892)	(189,150)	(5,093,334)	(1,281,768)
Net cash used in investing activities	(3,037,892)	(189,150)	(5,093,334)	(1,281,768)

Increase (decrease) in cash and cash equivalents	538,283	(497,872)	(8,660,305)	4,280,047
Cash and cash equivalents at the beginning of period	39,883,798	24,232,372	49,082,386	19,454,453

Cash and cash equivalents at the end of period	$ 40,422,081	$ 23,734,500	$ 40,422,081	$ 23,734,500

CANADA SOUTHERN PETROLEUM LTD.

Supplementary Oil and Gas Data

(unaudited)

	Nine-month period ended September 30,
Total Sales Volumes (before royalties)	2004	2003	Change	% Change

Natural gas (mcf)	1,174,603	534,248	640,355	120%
Oil and liquids (bbls)	7,776	7,700	76	1%

Carried interest (mcf)	765,278	1,694,506	(929,228)	(55%)
Carried interest (bbls)	125	99	26	26%

boe (6 mcf = 1 boe)	331,214	379,258	(48,044)	(13%)
boe per day	1,209	1,389	(180)	(13%)

mcfe (1 bbl = 6 mcfe)	1,987,287	2,275,548	(288,261)	(13%)
mcfe per day	7,253	8,335	(1,082)	(13%)

Sales mix:

Natural gas (mcf)	98%	98%	-	-
Oil and natural gas liquids (mcfe)	2%	2%	-	-

Netback analysis for working and royalty interest sales:

Working and royalty interests (per mcfe)
Sales	$5.80	$ 6.13	(.33)	(5%)
Royalties	(.92)	(1.47)	.55	(37%)
Net Sales	4.88	4.66	.22	5%
Lease operating expenses	(.86)	(1.51)	.65	(43%)
Field netback	$4.02	$ 3.15	.87	28%

Netback analysis for carried interest sales:

Carried interests (per mcfe)
Sales	$5.83	$ 6.07	(.24)	(4%)
Royalties	(.62)	(.78)	.16	(21%)
Transportation	(.37)	(.55)	.18	(33%)
Net Sales	4.84	4.74	.10	2%
Lease operating expenses	(.29)	(.36)	.07	(19%)
Carried interest capital	-	-	-	-
Field netback	$4.55	$ 4.38	.17	4%

Definition of Terms
boe = barrel of oil equivalent	mcfe = thousand cubic feet equivalent
mcf = thousand cubic feet of natural gas	bbl = barrel of oil

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

(Registrant)

By: /s/  John W. A. McDonald

John W. A. McDonald

November 12, 2004

President and Chief Executive Officer